EXHIBIT 99.1







Market Price:
VCPA4=R$ 166,75/'000 shares
ADR VCP =US$ 28.14
December 11, 2003

Shares outstanding:
38,322,699,553

Market capitalization:
R$ 6.4 bilion
US$ 2.2 bilion

Contacts:
VCP S.A.
Valdir Roque
CFO and IR Director

Alfredo F. Villares
Investor Relations Manager
Natasha Nakagawa
Andrea Kannebley

Tel: (5511)3269-4168 / 4261 / 4287              Thomson
Fax: (11) 3269-4066                             Carlos Lazar
ir@vcp.com.br                                   Consultor de RI
www.vcp.com.br                                  Tel.: (11) 3897-6404
                                                carlos.lazar@thomsonir.com.br



[VOTORANTIM/Celulose e Papel logo]
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               VCP Prices Its Secondary Preferred Share Offering

Sao Paulo, December 12, 2003 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE:
VCP, BOVESPA: VCPA4) announced that it has priced last night an offering of approximately 4.6 billion preferred shares that were held by BNDES Participacoes S.A. - BNDESPAR ("BNDESPAR") and some Votorantim Group companies (collectively, the "Selling Shareholders").

The 4.6 billion preferred shares were sold in the form of both ADSs and preferred shares. The offering was comprised of 5.5 million ADSs in the United States and other jurisdictions outside of Brazil and 1,843 million preferred shares in Brazil. Each ADS represents 500 preferred shares. The ADSs were offered to the public at US$27.50 per ADS and the preferred shares were offered to the public at R$161.89 per lot of 1000 preferred shares. J.P. Morgan Securities Inc. is acting as the Sole Global Coordinator and Book-Running Manager for this offering. Banco J.P. Morgan S.A. and Unibanco - Uniao de Bancos Brasileiros S.A. are acting as Coordinators of the Brazilian offering.

In connection with the offering, BNDESPAR has also granted the Global Coordinator and the Coordinators of the Brazilian offering an option to purchase approximately 563 million preferred shares within 30 days after the beginning of the offering to cover over-allotments.

The Company will not sell any preferred shares or ADSs in connection with this offering and will not receive any proceeds from the sale of the preferred shares or ADSs by the Selling Shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. Copies of the prospectus related to the offering have been filed with the Securities and Exchange Commission, copies of which may be obtained when available from J.P. Morgan Securities, Inc., Prospectus Department, One Chase Manhattan Plaza, Level 5B, New York, New York 10081.